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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fth Avenue, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey 212-905-0555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Lowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brownstone Investment Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CARLY S MILES
Notary Public - State of New York
No. 01MI6370459
Qualified in New York County
My Comm. Expires Feb. 5, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2019

BROWNSTONE INVESTMENT GROUP, LLC

INDEX

FARKOUH FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brownstone Investment Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brownstone Investment Group, LLC's management. Our responsibility is to express an opinion on Brownstone Investment Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brownstone Investment Group, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Brownstone Investment Group, LLC's auditor since 2007.
New York, New York
February 27, 2020

460 PARK AVENUE, NEW YORK, NY 10022 T. 212.245.5900 F. 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,817,399
Securities owned, at fair value		82,565,017
Due from broker		14,196,543
Interest receivable		987,917
Furniture, fixtures, software and equipment (less $1,311,264 of depreciation)		216,700
Leasehold improvements (less $661,238 of amortization)		152,301
Prepaid expenses		369,259
Security deposits		329,728
Other assets		961,336
Total assets	$	101,596,200

LIABILITIES AND MEMBER'S EQUITY

Securities sold short, at fair value	$	41,828,065
Due to broker		14,280,442
Interest payable on securities sold short		402,081
Accounts payable and accrued expenses		9,997,808
Total liabilities		66,508,396
Member's equity		35,087,804
Total liabilities and member's equity	$	101,596,200

The notes to statement of financial condition
are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and Municipal Securities Rulemaking Board ("MSRB") and is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange ("NYSE"). The Company operates primarily to engage in fixed income securities transactions for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business and applicable interest and dividends are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, SOFTWARE, EQUIPMENT AND DEPRECIATION - Furniture, fixtures, software and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 3 to 7 years.

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is a single member limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in these financial statements.

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company uses FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2019, the amounts consist of:

Securities Owned

Description	Level 1	Level 2	Total
Corporate bonds	$34,091,092	$645,509	$34,736,601
Equity securities	10,682,706	20,740	10,703,446
Municipal bonds		34,824,114	34,824,114
U.S. Treasury/Government	635,069		635,069
Mortgage-backed	126,391	1,539,396	1,665,787
Total Securities Owned	$45,535,258	$37,029,759	$82,565,017

Securities Sold Short

Description	Level 1
Corporate bonds	$23,456,816
Equity securities	8,776,493
U.S. Treasury	9,594,756
Total Securities Sold Short	$41,828,065

Level 2 values reference to quoted market prices and other observable inputs. Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. Level 3 values reference performance measures of comparable marketable assets.

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2019 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2019. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2019

LEASES AND OCCUPANCY:

The Company entered into a sublease agreement for office space with a commencement date of May 18, 2011 and an expiration date of May 30, 2021. Included in security deposits on the statement of financial condition is $317,715 for this sublease. Rent expense on this office space in 2018 was $657,153.

The minimum lease payments due for the following two years are:

Year ending December 31,	Sublease
2020	$ 657,153
2021	273,814
Total	$ 930,967

The Company entered into a lease agreement for office space with a commencement date of January 1, 2018 and an expiration date of December 31, 2020. Included in security deposits on the statement of financial condition is $3,200 attributable to this lease. The minimum lease payment for 2020 is $20,369.

The Company entered into a membership agreement for month by month office space with a commencement date of January 1, 2018. Included in security deposits on the statement of financial condition is $3,075 attributable to this lease.

The Company entered into a membership agreement for month by month office space with a commencement date of June 1, 2019. Included in security deposits on the statement of financial condition is $2,225 attributable to this lease.

The Company entered into a membership agreement for office space with a commencement date of September 9, 2019 and an expiration date of March 31, 2020. Included in security deposits on the statement of financial condition is $3,514 attributable to this lease. The minimum lease payment for 2020 is $5,271.

Rent expense for all office leases and occupancy commitments for 2019 is $750,817.

In February 2016, FASB issued ASU 2016-02, Leases (FASB 842), which took effect for years beginning after December 31, 2018, FASB 842 requires the recognition of right of use assets and lease liabilities for those leases classified as operating leases. The Company has elected to treat leases 12 months or less as operating leases similar to FASB 840 accounting requirements.

On January 1, 2019, the Company recorded right of use assets of $1,628,265 and operating lease liabilities of $1,628,265. During 2019, the Company has made $676,929 of operating lease liability payments. As of December 31, 2019, right of use assets totaled $951,336, which is included in Other Assets on the statement of Financial Condition and operating lease liabilities totaled $951,336 which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition. This has no impact to the Company's net capital as the right of use assets is allowable to the extent of the lease liabilities.

(Continued)

CONCENTRATION OF CREDIT RISK:

At December 31, 2019, all the securities reflected in the statement of financial condition are positions held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers. At December 31, 2019, due to broker and due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2019, the bank balances on occasion were in excess of the FDIC insurance limit.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $24,352,780 which was $23,722,876 in excess of its required net capital of $629,904. The Company's net capital ratio was .39 to 1 at December 31, 2019.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2019, the Company did not accrue a profit sharing plan contribution.

FURNITURE, FIXTURES, SOFTWARE AND EQUIPMENT:

The Company's furniture, fixtures, software and equipment at December 31, 2019 consist of the following:

Equipment	$ 1,294,319
Software	53,100
Furniture and fixtures	175,781
Artwork	4,764
Total	1,527,964
Less accumulated depreciation	(1,311,264)
	$ 216,700

Depreciation expense amounted to $127,388 for the year ended December 31, 2019.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2019

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2019, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2020, which is the date on which the financial statements were available to be issued. Capital withdrawals subsequent to December 31, 2019 and to the date of this report were $4,490,000.